UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number:  000-25499

NOTIFICATION OF LATE FILING

(Check One):
 Form 10-K	 Form 20-F	 Form 11-K	X Form 10-Q	 Form N-SAR	 Form N-CSR

For Period Ended:  September 30, 2008

	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  __________________________________________________________________

PART I
REGISTRANT INFORMATION

Execute Sports, Inc.

Full name of registrant

Former name if applicable

110 West C Street, Suite 1300

Address of principal executive office (Street and number)

San Diego, CA 92101

City, state and zip code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Execute Sports, Inc. (the "Company") is unable to file its Form 10-Q within the prescribed period without unreasonable expense because management has not been able to prepare the Form 10-Q due to ministerial difficulties. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James R. Arabia	(310)	515-8902
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes   [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes   [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report a net loss of approximately $380,563 for the period ending September 30, 2008 versus a net loss of $1,061,736 for the period ending September 30, 2007. The decrease in net loss is primarily due to (i) a reduction in general and administrative expenses related to the downsizing of the Company's operations, (ii) an increase in other income, and (iii) a decrease of amortization of beneficial conversion feature of convertible debenture.

Execute Sports, Inc.
(Name of Registrant as Specified in Charter)

has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2008	By: /s/ James R. Arabia James R. Arabia President and Chief Executive Officer